Commission File No.: 000-21105


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K and Form 10-KSB  |_| Form 11-K  |_| Form 20-F
              |X| Form 10-Q and 10-QSB |_| Form N-SAR

                  For Period Ended: April 30, 2002
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                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_________________________

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             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION
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                         FIREBRAND FINANCIAL GROUP, INC.
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                             Full Name of Registrant


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                            Former Name if Applicable

                             One State Street Plaza
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004
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                            City, State and Zip Code


                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company's Report on Form 10-QSB for the period ended April 30, 2002 could not be completed in time without unreasonable effort and expense because the Company's accounting staff and efforts have been diverted to handle recent dispositions of assets of FFGI.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

           Eric Citrin, Controller       (212)                  208-6705
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           Name                         (Area               (Telephone Number)
                                        Code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s) |_| Yes |X| No

            Part 3 to the Registrant's Form 10-K will be filed on Form 10-K/A.
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of the results cannot be made

The Registrant's revenues for the quarter ended April 30, 2001 were $1,217,000, as compared to estimated revenues of $1,100,000 for the quarter ended April 30, 2002. The decrease in revenues is primarily due to lower investment banking revenues. The Registrant's net loss for the quarter ended April 30, 2001 was $(3,047,000), as compared to an estimated net loss of $(2,100,000) for the quarter ended April 30, 2002. The decrease in the net loss is primarily due to lower compensation expense.

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                        FIREBRAND FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       June 14, 2002              By:   /s/ Eric Citrin
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                                            Eric Citrin,  Controller,
                                                Principal Accounting
                                                and Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

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